UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                          AMERICAN CONSTRUCTION COMPANY
                          -----------------------------
                                (Name of Issuer)


                                  C0MMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                   025229 10 5
                                   -----------
                                 (CUSIP Number)

                         Jeff Mabry or Kathy Weisgerber
               4340 East Charleston Avenue, Phoenix, Arizona 85032
                                       or
                   26 Harlton Bay, Regina, Saskatchewan Canada
                             Telephone: 602-953-6356
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 25, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kathy Weisgerber

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A

     (b)  N/A

3.   SEC Use Only

.................................................................................


4.   Source of Funds (See Instructions)

     N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

6.   Citizenship or Place of Organization

     Canada

Number of             7.   Sole Voting Power N/A
Shares
Beneficially          8.   Shared Voting Power N/A
Owned by
Each                  9.   Sole Dispositive Power N/A
Reporting
Person With           10.  Shared Dispositive Power N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     NONE

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

     N/A

13.  Percent of Class Represented by Amount in Row (11) 0 %

14.  Type of Reporting Person (See Instructions)

     IN

Item 1.   Security and Issuer
-----------------------------

This Schedule 13D relates to the reporting person owning no common stock, par value $0.001 per share (the "Common Stock") of American Construction Corporation., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 4340 East Charleston Avenue, Phoenix, Arizona 85032.


Item 2.   Identity and Background.
----------------------------------

This statement is filed by Ms. Kathy Weisgerber, an individual person who is a citizen of Canada (the "Reporting Person") and whose address is 26 Harlton Bay, Regina, Saskatchewan Canada. The Reporting Person is President and Director of West Dee Construction Ltd.

Ms. Weisgerber has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.   Source and Amount of Funds or Other Considerations.
-------------------------------------------------------------

Ms. Weisgerber owns no shares of the Issuer's common stock.


Item 4.   Purpose of Transaction
--------------------------------

Mr. Mabry, sole director of the issuer is operating the business and attempting it to grow through internal growth. There is no intention at this time to transfer a material amount of assets of the Company or its subsidiary and there is no intention to change the Board of Directors. In addition there is no material change in the present capitalization or dividend policy of the Company nor in the articles of incorporation of the Company and at present no shares of the Company are listed on an exchange or quotation service.

Mrs. Weisgerber conducts the day-to-day operations of the subsidiary to the satisfaction of the land owners. She ensures all contracts are successfully negotiated and/or tendered and ensures all sub-trades are retained. Mrs. Weisgerber reviews blue prints for the purpose of calculating material takeoffs to estimate the material requirements and the necessary cost to complete a project so that the proper material is purchased at the lumber yards and other material suppliers and design work where required for residential and commercial projects. She retains the sub-trades to complete the project once the project costs are estimated. Mrs. Weisgerber and her family will continue to provide the issuer with the services for the issuer's sole benefit. Mrs. Weisgerber and her family will continue with their business and will not pose potential conflicts of interest for the Issuer because they only work on projects for the issuer.


Item 5.   Interest in Securities of the Issuer.
-----------------------------------------------

As of the date of the Reporting Event, the Reporting Person beneficially owned no shares of the Issuer's common stock outstanding. The zero percentage used herein was calculated based upon the 9,175,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event.

The Reporting Person has no sole voting and dispositive powers as she owns no Common Stock. The Reporting Person did not effect other transactions in the shares of the Common Stock.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

N/A


Item 7.   Material to be Filed as Exhibits.
-------------------------------------------

N/A

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2004


/s/ Kathy Weisgerber
--------------------
Kathy Weisgerber